Imagenetix, Inc.
16935 W. Bernardo Dr., No. 101
San Diego, CA 92127

November 2, 2005

VIA EDGAR

Re:	Imagenetix, Inc.
Post Effective Amendment No. 1 to Registration Statement on Form SB-2 filed
October 17, 2005, File No. 333-123159
Request for Withdrawal

Ladies/ Gentlemen:

Imagenetix, Inc. hereby applies for the withdrawal of Post Effective Amendment No. 1 to Registration Statement on Form SB-2, File No. 333-123159. We request that the withdrawal of Post Effective Amendment No. 1 be effective upon this filing. We will re-file the amendment as Post Effective Amendment No. 2 with a current date and updated consent forms.

Thank you for your assistance with this matter. Please feel free to contact me at (619) 977-1614 if you have any questions relating to this matter.

Sincerely,

/S/ Lowell W. Giffhorn
Lowell W. Giffhorn
Chief Financial Officer